January 31, 2007

Via U.S. Mail and Facsimile (978-715-1390)

Kathleen B. Allen
Vice President and Chief Financial Officer
Millipore Corporation
290 Concord Road
Billerica, MA 01821

	Re:	Millipore Corporation
		Form 10-K for the Fiscal Year Ended January 31, 2005
		Filed March 15, 2006
		File No. 1-09781

Dear Ms. Allen:

      We have limited our review of the above filing to disclosure relating to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note that the "Worldwide Offices" section of your website lists an office in Syria. Syria is identified by the U.S as a state sponsor of terrorism and subject to U.S. economic sanctions and export controls. Your Form 10-K does not include any information on your business in Syria. Please describe for us your past, current, and any anticipated operations in, and other contacts with, Syria, whether through direct or indirect arrangements. In your description, identify the products, technologies, and services that are distributed or otherwise provided into Syria. Also, tell us the nature of your business relation and/or organizational affiliation with I.S.T. Your response should describe any agreements, commercial arrangements or other contacts with the government of Syria or entities controlled by that government.
2. Please discuss the materiality of the activities and other contacts described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders.
You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and any subsequent period. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share value.
For example, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria.

Your qualitative materiality analysis also should address whether, and the extent to which, the Syrian government or entities controlled by that government have received cash or acted as intermediaries in connection with your operations.
3. Please advise us whether, to the best of your knowledge, understanding, and belief, any of the products, technologies or services you provide into have military uses, and describe possible military uses of which you are aware. Please also advise us whether, to the best of your knowledge, understanding, and belief, your products, technologies or services have been put to military use by
Syria, and discuss any such use of which you are aware.
4. We note that you provide on your website contact information for persons wishing to contact the Company from "Other countries in Africa." Please advise us whether you provide products, technologies or services into Sudan and, if so, provide the same type of information regarding your contacts with Sudan as is requested in comments 1-3 above with respect to your contacts with Syria.
5. It appears from the "Customer Support" section of your website that you accept requests for assistance from persons in countries including not only Syria and Sudan, but also Cuba, Iran, and North Korea, which are also identified by the United States as state sponsors of terrorism. Please advise us whether you provide products, technologies, or services into these additional countries.
If so, provide the same type of information regarding your contacts with Cuba, Iran, and North Korea as is requested in comments 1-4 above with respect to your contacts with Syria and Sudan.

* * * * *

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      Please understand that we may have additional comments after we review your response to our comments. Please contact Pradip Bhaumik,
Attorney-Advisor, at (202) 551-3333 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

								Sincerely,



								Cecilia D. Blye, Chief
								Office of Global Security
Risk



cc: 	Peggy Fisher
		Assistant Director
	Division of Corporation Finance
Kathleen B. Allen
Millipore Corporation
January 31, 2007
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